T-Rex Oil, Inc.

520 Zang Street, Suite 250

Broomfield, CO 80021

(720)502-4483

December 21, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, D.C. 20549

Re:  T-Rex Oil, Inc.

Form 10-K/A for the Fiscal Year Ended March 31, 2015

Filed September 15, 2015

Supplemental Response dated September 15, 2015

File No. 000-51425

Dear Mr. Hodgin and Horowitz:

We received your comment letter dated October 6, 2015, regarding the filing of T-Rex Oil, Inc.'s Amended Annual Report on Form 10-K/A on September 15, 2015, as referenced above.  In regards to your comments please see our responses below.

Form 10-K/A for the Fiscal Year Ended March 31, 2015

Properties, page 22

Developed and Undeveloped Acreage, page 25

1.   We have read your response to prior comment 5 regarding your determination that 4,677 out of the total 5,207 gross acres in the Big Horn Basin area of Wyoming should be classified as develop acreage.  Based on your response, it appears that you classify the acreage within each area of the Big Horn Basin as developed acreage based primarily on the presence of a well.  For example, we note that the Baird Peak area covers a total of 2,825 gross acres, all of which is classified as developed, but only has one current well.  The 2,825 gross acres appears to exceed the acreage assigned to a typical development spacing are for a single well based on the Wyoming Conservation Act Rules and Regulations.

Please tell us why you consider the additional acreage beyond the development spacing area for the current well to be developed acreage even though that acreage does not yet appear to have been drilled.  Refer to the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K in formulating your response.

Answer:         In light of your comments, we have revised the table of Developed and Undeveloped Acreage.

Productive Wells, page 26

2.   We note your response to prior comment 7 that the 4 gross/net oil wells on the Burke Ranch in Natrona County, Wyoming were not in mechanical working order.  Therefore, these wells were not included in the Reserve Report, dated June 3, 2014, nor in the Reserve Report, dated August 21, 2015.  In this regard, we also note that that reserve report dated August 21, 2015 states "there are no proved developed non-producing reserves at the prices and costs used in this report."

Securities and Exchange Commission

December 21, 2015

Please tell us why you consider wells that are not producing mechanically to capable of production or economically producible as of your fiscal year end to meet the requirements for disclosure as productive wells.  Refer to the definition of productive wells under Item 1205(b)(2) and Item 1208(c)(3) of Regulation S-K.

Answer:         In light of your comments we have removed the wells from the productive well table.

Notes to the Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page 70

Standardized measure of Discounted Future Net Cash Flows, page 73

Changes in Discounted Future Cash Net Cash Flows, page 74

3.   Please revise the figures presented as dollars relating to the disclosure of the future net cash flows and future net cash flows discounted at 10% on page 73 of Amendment No. 1 to be consistent with the disclosure of the same figures as thousands of dollars ($M) in Exhibit 99.1.  Note that this comment also applies to the disclosure of the changes in the discounted future net cash flows disclosed on page 74 of your amendment.

Answer:         We have revised the disclosures to be consistent with the disclosures in the Exhibit 99.1.

We believe that the following responses and amended filing to comply with your comments.  If there are any further questions, please contact us.

Sincerely,

/s/ Donald Walford

Donald Walford
Chief Executive Officer